HEALTH SYSTEMS SOLUTIONS, INC.
405 North Reo Street
Suite 300
Tampa, Florida 33609

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Health Systems Solutions, Inc. (the “Company”)
Form 10-K for the year ended December 31, 2007
SEC File No. 000-27197
Our File No. 52570.39260

Dear Mr. Wilson:

The following constitutes the Company’s response to each of the comments made in the Staff’s letter dated July 23, 2008, in the order set forth in that letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 9A(T) Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 37

1.
We note your disclosure that you “made no other significant changes in the control environment over financial reporting during the year ended December 31, 2007 that has materially affected, or is likely to materially affect, our internal control over financial reporting.” Please note that Item 308 (c) of Regulation S-K requires that you disclose any changes to your internal controls over financial reporting during the last fiscal quarter (or the fourth quarter in the case of an annual report) that materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Please confirm that, during the quarter ended December 31, 2007 there were no changes to your internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Please confirm that you will revise your Item 308 (c) disclosure in future filings.

We confirm that, during the quarter ended December 31, 2007 there were no changes to our internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. On future filings we will disclose any changes to our internal controls over financial reporting during the last fiscal quarter that materially affect, or are reasonably likely to materially affect, internal controls over financial reporting to comply with Item 308 (c) of Regulation S-K.

Consolidated Statements of Operations, page F-3

2.	We are considering your responses to prior comments 7 and 8 and have the following additional comments:

a.
We note the description of your accounting policy for the capitalization of software development costs pursuant to SOP 98-1 on page F-8. To the extent that you have capitalized software development costs related to software products to be sold or marketed, please confirm that you account for such costs pursuant to SFAS 86 and that you will include disclosure of your accounting policies related to this software in future filings.

Our developed software costs were capitalized under SOP 98-1 or as purchase price allocations from acquisitions. We confirm that we evaluate software that is marketed to our customers in accordance with SFAS 86 and have included this disclosure in our Form 10-Q’s for the quarters ended March 31, 2008 and June 30, 2008. We confirm that we will continue to make this disclosure on future filings.

b.
Identify the amount and name of each software product impaired and clarify whether these products were used internally and accounted for under SOP 98-1 or were sold or marketed to customers and accounted for under SFAS 86.

Approximately 98% of our capitalized software development costs were either acquired in acquisitions or developed for internal use. We regard software that we use internally to host for our clients as developed for internal use in accordance with SOP 98-1. We deem immaterial the impairment related to software we market to customers, which was $65,172 and represents approximately 2% of the total impairment. The following summarizes the impairment to each asset and how it was acquired:

Impairment related to allocation of purchase price to capitalized software development costs acquired via acquisition of VHT Acquisition Company, Inc.	$858,371

Impairment related to allocation of purchase price to capitalized software development costs acquired via acquisition of CareKeeper Solutions, Inc.	999,375

Impairment of Vividnet software developed for internal use	295,553

Impairment of Advantage software developed for internal use	885,996

Analyzer Software developed internally and marketed to customers	65,172

Total impairment	$3,104,467

c.
To the extent that the impaired software was marketed to customers, confirm that your measurement of the impairment loss was evaluated pursuant to the provisions of paragraph 10 of SFAS 86 and not pursuant to SFAS 144 as is suggested by your disclosures on page 30. Refer to paragraph 5 of SFAS144.

Since the impairment related to software that was marketed to customers was immaterial ($65,172, representing approximately 2% of the total impairment) we measured such impairment pursuant to SFAS 144 because the software was originally evaluated as a long-term asset held for internal use and capitalized under SOP 98-1. Consistent with impairment of items capitalized under SOP 98-1, the impairment was evaluated under SFAS 144 (which superseded SFAS 121).

d.
To the extent that the impaired software was marketed to customers, we believe that classification consistent with the amortization of the balance being impaired should be reflected in your statement of operations. In this regard, your disclosures on page 26 suggest that the amortization of capitalized software development costs is included in cost of sales. See, by analogy, SAB Topic 5.P. Question 2.

Approximately 98% of our capitalized software development costs were either acquired in acquisitions or developed for internal use. Upon reviewing SAB Topic 5.P. Question 2, we agree the materiality of the impairment requires that it be disclosed as a separate item. In addition, we also agree that the amount should not be referred to as a restructuring charge in other income. We have presented the cost of the impairment as an operating expense. We do not believe that an impairment of an asset held for long-term use is required to be charged to cost of sales as almost all of the amounts written off relate to purchase accounting and costs capitalized under SOP 98-1.

Note 8-Equity Transactions, pages F-15 and F-16

3.
We note your response to prior comment 9 wherein you identify the variables used to compute the value of the warrants issued with the Series C preferred stock valued at $384,618. Please tell us, and in future filings disclose, the values assigned to each variable and provide us with your computation of the value of the warrants.

The variables included used in the Black Scholes pricing model follows:

Issued	Warrants	Price	Dividend	Expiration in Days	Share Price	Volatility	Annual Interest Rate	Per Share Black Scholes Valuation Price	Total Shares Black Scholes Valuation Price
8/17/2007	172,500	$0.002	$146,384	1,825	$0.85	120.73%	5.68%	$0.85	$146,384
7/26/2007	30,000	$0.002	$16,455	1,825	$0.55	95.28%	5.77%	$0.55	$16,455
7/19/2007	30,000	$0.002	$15,258	1,825	$0.51	98.27%	5.85%	$0.51	$15,258
7/12/2007	15,000	$0.002	$7,629	1,825	$0.51	99.28%	5.92%	$0.51	$7,629
6/28/2007	30,000	$0.002	$20,955	1,825	$0.70	96.34%	5.85%	$0.70	$20,955
3/30/2007	52,500	$0.002	$49,340	1,825	$0.94	229.35%	5.40%	$0.94	$49,340
3/23/2007	52,500	$0.002	$49,865	1,825	$0.95	229.36%	5.33%	$0.95	$49,865
3/12/2007	45,000	$0.002	$42,741	1,825	$0.95	229.36%	5.26%	$0.95	$42,741
2/12/2007	45,000	$0.002	$35,991	1,825	$0.80	222.29%	5.44%	$0.80	$35,991
									$384,618

On future filings we will disclose the values assigned to each variable in calculating the value of warrants.

Form 8-K Filed on May 23, 2008

4.
We note that the Form 8-K filed on May 23, 2008 under Item 8.01, contains information regarding your first quarter 2008 financial results. Confirm that future filings containing such information will be filed under Item 2.02 of Form 8-K.

We confirm that on future Form 8-K filings, we will file financial results under Item 2.02.

* * * *

We trust that the foregoing is responsive to the Staff's comments. However, should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at 212-798-9400 or at the address indicated above. Thank you for your assistance.

Sincerely,

Stan Vashovsky
Chairman of the Board and Chief Executive Officer